GameTree is currently in the **Test the Waters Phase** for **Title III** investments.

GameTree

The Social Network for Gamers

www.gametree.me (http://www.gametree.me)

Solana Beach, CA

Gaming

GameTree

- **Title III Offering**

GameTree is a new kind of social network for gamers offering amazingly personal recommendations for games, friends, news, and events. Join us on this industry re-defining journey.

www.gametree.me (http://www.gametree.me)

Solana Beach, CA

$100,000.00

Funding goal

92 days

Left to invest

$100,000.00

Still to raise

25%	50%	75%	100%

Help

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UPDATES (/STARTUP/GAMETREE/UPDATES)

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GameTree





GameTree is a social network for gamers of all types.

"As the world of gaming gets more crowded, and more noisy, it has become harder for all of us to find the games we will enjoy the most, and even harder to find like-minded players to enjoy them with. GameTree has the potential to be a revolutionary social network that is based both on the secrets of player psychology and our deep love of games."

-Jesse Schell

Schell Games
(https://www.schellgames.com/about)

The Art of Game Design
(http://www.amazon.com/Art-Game-
Design-book-lenses/dp/0123694965)

*"A lot of people's favorite stores are
getting flooded, and it's getting harder
and harder to find the things they'd be
interested in amongst the sea of things
they just really don't care about."*

-James Portnow

Extra Credits
(https://www.youtube.com/watch?
v=ZfUfUc9fANc)

*"Playing with real-life friends and family
is better than playing alone all the time,
or with strangers."*

-Jane McGonigal

Reality Is Broken: Why Games Make
Us Better and How They Can Change
the World
(http://www.amazon.com/Reality-Is-
Broken-Better-
Change/dp/0143120611/ref=pd_sim_14_1?
ie=UTF8&refRID=15CN2RD2302CGASGQX9V)

"<- Yea, what they said."

-GameTree (http://gametree.me)

If you love gaming as much as we do
let's join together to create a world
where finding new best friends and

new favorite games to play with them is easy.

The process starts with you. What is your definition of fun? How competitive are you? Do you crave fellowship? Do you care about stories, graphics, or self-expression? Which platforms do you use—tabletop, computer, console, mobile?

Based on your personality test results, personal preferences, demographics, and some code wizardry, we connect the dots to feed you amazingly personal recommendations for games, friends, news, and events. This means more "hidden gems" and surfacing relevant reviews from gamers similar to you.

Possibilities

- Discovering games and "hidden gems"

- Finding friends to play games with online and in person

- Finding players for unpopular and niche games

- Finding and writing game reviews to be shown to relevant people with similar taste

- Self-discovery of personality and gaming habits (Aesthetics of Play, MBTI, enneagram)

- Tracking all games owned and played in one place

- Expressing self and accomplishments with custom avatar builder with art from a user marketplace
- Managing friends - what they're talking about, favorite videos/screenshots, chat...
- Reading gaming news on a personalized feed
- Commemorating accomplishments and experiences through a badges/pics/vids/avatar art
- Organizing and promoting online and local events, tournaments, and leagues
- Managing guilds and teams
- Coaching marketplace to improve gaming skills
- Reading and writing gaming related articles


THE BEST PART OF ADVENTURING IS EXPLORING NEW LANDS AND UNLOCKING HIDDEN SECRETS.
Sense Pleasure: 2
Fantasy: 0
Narrative: 4
Challenge: 1
Fellowship: 2
Competition: 0
Discovery: 0
Expression: 0
Abnegation: 0
Points Spent: 9
Points Left: 26
JOURNEY FORTH
Sarah


Why Us?

Pre-existing giants are not forming all-inclusive portals because they have difficulty innovating and conflicts of interest prevent wholesome unbiased information outside their own games and platforms. To maximize profits they want to sell you more games that have the highest margins, not the games that are right for you. This is why we need a new trustworthy independent company to solve this problem.

"For the leaders in digitally distributed games to remain the leaders in this field there is no way they can let our abilities as consumers to search through their offerings to remain so woefully behind what we expect from other major sites on the web."

-James Portnow



GameTree is a Public Benefit Corporation. We are increasing the connectivity between people through the venue of games and play. Unlike most corporations, we cannot get sued for pursuing this mission when it costs profit. This means that from time to time we can take small financial hits to drastically improve your experience on our platform.

We're big thinkers with passion and hearts of gold. We'd rather die than become a cable company or litter our platform with fake and inactive accounts for the sake of increasing engagement. We believe that, ironically, in a purpose driven age, this is exactly what is needed to build the next giant social network— an unbiased benefit company that people can open up to.



We are 15 gamers, and growing, from around the world with a disproportionate representation in California. Our most active members are:

(https://www.linkedin.com/in/johnuke)John Uke (https://www.linkedin.com/in/johnuke) (https://www.linkedin.com/in/johnuke) - coder and entrepreneur

Matt McLemore (https://www.linkedin.com/in/mattmclemore) - user experience designer

Zimablish McCurtis (https://www.linkedin.com/in/zimablish-mccurtis-23662092) - illustrator and animator

Micaela Relihan (https://www.linkedin.com/in/mrelihan) - user interface designer

You are a sapling phase founder. *Please please* only invest at this stage if you will help grow GameTree. This offering price is intended to reward gardeners with the lowest price equity before a much bigger raise.

As a founder you will be the first on the platform and get to participate in feature and design decisions. You will get a cool avatar cosmetic to prove it. Maybe a glowing aura to designate you as the saint you are?

"[W]e have not even to risk the adventure alone; for the heroes of all time have gone before us, the labyrinth is fully known; we have only to follow the thread of the hero-path. And where we had thought to find an abomination, we shall find a god; where we had thought to slay another, we shall slay ourselves; where we had thought to travel outward, we shall come to the center of our own existence; where we had thought to be alone, we shall be with all the world." -Joseph Campbell, 1949

Step with us, into the new world of games.

GameTree Team

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GameTree is currently in the **Test the Waters Phase** for **Title III** investments.

GameTree

The Social Network for Gamers

www.gametree.me (http://www.gametree.me)

Solana Beach, CA

Gaming

GameTree

Title III Offering

$100,000.00

Funding goal

GameTree is a new kind of social network for gamers offering amazingly personal recommendations for games, friends, news, and events. Join us on this industry re-defining journey.

92 days

Left to invest

www.gametree.me (http://www.gametree.me)

Solana Beach, CA

$100,000.00

Still to raise

25% 50% 75% 100%

COMPANY (/STARTUP/GAMETREE) TEAM (/STARTUP/GAMETREE/TEAM) **FINANCES & RISKS (/STARTUP/GAMETREE/FINANCING-AND-RISKS)**
UPDATES (/STARTUP/GAMETREE/UPDATES) COMMENTS (/STARTUP/GAMETREE/COMMENTS)

FOLLOW ()

Offering Terms

Crowdfunded Securities Offering:

$100,000 minimum capital raise, the equivalent of 50,000 shares

$1,000,000 maximum capital raised/oversubscription amount, the equivalent of 500,000 shares, allocated on a first-come first-serve basis

Stock is being offered at a $2 price per share.

Minimum single shareholder Investment: $60.00

Maximum single shareholder Investment: $5,000.00

The shares have voting rights without limitations.

The terms of these securities being offered may be modified by the officers of the company.

We are allowing non-US investors.

The closing date for this offering is August 16, 2016. If the sum of investment does not reach the target offering amount at this deadline, no securities will be sold in the offering, investment commitments will be cancelled, and commitmented funds will be returned.

Help

Most recent fiscal year-end: Prior fiscal year-end:

Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

Finances

Balance Sheet

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/balance_sheet/Financial_Statements_-_Reg_CF_FINAL_5-13.PDF)

Anticipated Business Plan

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/anticipated_business_plan/Business_Plan.pc

Any Related Party Transaction

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/any_related_party_transaction/Related-Party_Transactions.pdf)

Description of Intended Use of Proceeds

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/description_of_intended_use_of_proceeds/Ir

Ownership and Capital Structure

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/ownership_and_capital_structure/Ownership

Material Terms of Any Indebtedness

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/material_terms_of_any_indebtedness/Indebt

Financial Condition

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/financial_condition/Financial_Condition_of_t

Background of Directors and Officers

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/background_of_directors_and_officers/Direc

Independent Accountant's Review

Download

(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/independent_accountants_review/Financial_
_Reg_CF_FINAL_5-13.PDF)

Ongoing_Reporting.pdf

Download
(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/file/Ongoing_Reporting.pdf)

Issuer_Background_Bad_Actor_Information.pdf

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/file/Issuer_Background_Bad_Actor_Informati

Offering_Terms.pdf

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/file/Offering_Terms.pdf)

Miscellaneous.pdf

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(https://startenginebetadev.s3.amazonaws.com/production/startups/gametree/documents/file/Miscellaneous.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **GameTree**: *Financial Risks This is a company at an early stage of operation. A track record of operational efficiency to compare against existing companies is non-existent. GameTree is vulnerable to upsets such as lawsuits and large unexpected expenses that may bury a small company in which few protective measures have been put in place. The company has no revenue. Management recognizes that success requires the development of a sustainable revenue model and, to date, has not yet built out the structure necessary to sustain one. Discussion is ongoing regarding the viability of various revenue models relative to market and product needs. To date, no definitive answer is in place to satisfy this need and any revenue model chosen may be unsuccessful. Several versions of the product may be released to establish a user base before any revenue generating model is chosen. The company has an unfinished product. While management has built what it believes to be viable beta products, no release beyond internal quality assurance has occurred and, given the nature of the developmental process, it is not known what the scope or time to market will be for the first finished marketable product. There may be significant issues with early versions of the product and the company does not warrant the suitability or reliability of any versions that it releases to the public. Management has no relevant industry experience. No member of management has ever built a social network platform for gamers or a tech company of large scale. Management may face unexpected risks or challenges associated with the industry that they are unaware of due to lack of industry experience. GameTree is entering into an unproven market. We know of no other standalone enterprise that has ever attempted to do what we propose on the scale we propose to do it. As no product from GameTree is publicly available, we have limited first hand data that would indicate there is definitive market demand. Management does not guaranty that this product will be a commercial success or that it will obtain a significant user base once released to the public. There may also be competing products that management is unaware of or that are released in the future and directly compete with GameTree and/or prevent GameTree from establishing itself as a market leader. Management has not yet assessed the market risks for the product it proposes. We are aware that social networks come with certain inherent risks. Among these are the revelation of private data, the ability for bad actors to access vulnerable populations, and potential violations of legal statutes in various global jurisdictions. It is our intention to address each of these concerns, and others that present themselves as they arise and as development continues; however management does not guaranty that all issues will be successfully addressed or solved. Management has no experience managing companies with publicly traded securities. The legal issues related to public securities are Byzantine and myriad. While it is our intention to follow the law as we understand it and seek the advice necessary to follow best practices, we recognize that mistakes with negative financial results to investors can occur. Crowdfunding is a new method for raising capital and laws are quickly changing and evolving. Changes in securities law may void and/or alter equity arrangements with shareholders. Accredited Investors Due to the crowdfunding platform, non-accredited investors may purchase shares in the company. Investors are responsible for their own investment decisions and recognize the risks associated with this investment. Management does*

not recommend investing a significant percentage of personal net worth in GameTree shares as it is a high risk investment. Crowdfunding Risks There may be significant risks and fees associated with the purchase or sale of crowdfunded shares. GameTree relies on third party crowdfunding sites to oversee the purchase and/or sale of shares. GameTree does not warrant against any issues that may arise due to the use of crowdfunding sites by investors. GameTree is organized such that management has broad leeway in its interactions with its own securities which exposes investors to potential financial losses. GameTree has the ability to issue additional stock which may result in substantial dilution to existing shareholder interests. It is also possible for GameTree to repurchase securities in such a way that the potential investor's return on investment could be limited. We retain the right to dispose of company assets as we see fit and as such investors are exposed to the risks inherent in those decisions. Shares may not be transferable for a significant period of time. It is at this point undecided how and when securities may become liquid which might bare a financial cost to some investors. Shareholders may have difficulty redeeming their invested capital. There is no guaranty that a secondary market will exist for shares should investors decide to liquidate. GameTree is a public benefit corporation and thus may engage in activities in pursuit of its public benefit at the expense of financial gain. Unlike traditional corporations in which operations and business goals are tied exclusively to the pursuit of profit, GameTree may also take actions in alignment with its stated public benefit at the expense of profit maximization. It is still a for-profit corporation in distinction from a charitable non-profit which has a benefit as its sole purpose. The majority of stock is closely held thus limiting other holders of stock in their recourse within the GameTree organizational structure. All decisions will be made by common shareholders and/or officers. Due to the majority of shares being closely held, minority shareholders at this time will have limited to no input or recourse. GameTree's product is exposed to the risks inherent in creating a public forum, specifically the sharing of private information with limited ability to regulate the activities of its user base. Online social networks can be hacked and information may be unintentionally made available to the public in ways GameTree and its users do not approve of. As a public forum, information may also be posted to it which some of its users may find undesirable or offensive. These potential data issues may negatively affect the popularity or reputation of GameTree and the value of shareholder equity. Management believes in the Leeroy Jenkins philosophy that eagerness is superior to preparation and, as such, all investments could be a complete loss. We believe in the power of individual initiative and that there are times when action is superior to preparation while fully recognizing a litany of parables that suggest to show the contrary. This philosophy exposes investors to risks inherent in rushed and uncoordinated action.



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GameTree is currently in the **Test the Waters Phase** for **Title III** investments.

GameTree

The Social Network for Gamers

www.gametree.me (http://www.gametree.me)

Solana Beach, CA

Gaming

GameTree

$100,000.00

Funding goal

- **Title III Offering**

GameTree is a new kind of social network for gamers offering amazingly personal recommendations for games, friends, news, and events. Join us on this industry re-defining journey.

92 days

Left to invest

www.gametree.me (http://www.gametree.me)

Solana Beach, CA

$100,000.00

Still to raise

25% | 50% | 75% | 100%

Help

COMPANY (/STARTUP/GAMETREE) **TEAM (/STARTUP/GAMETREE/TEAM)**

FINANCES & RISKS (/STARTUP/GAMETREE/FINANCING-AND-RISKS)

UPDATES (/STARTUP/GAMETREE/UPDATES)

COMMENTS (/STARTUP/GAMETREE/COMMENTS)

FOLLOW ()



John Uke

PRESIDENT/CEO

20%+ Partner



Matthew McLemore

SECRETARY/UX DESIGNER

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GameTree Video Transcript

0:00
welcome to game tree a platform for things I got this are you share yeah
0:06
hello I'm Johnny entry is a gaming have been built for gamers and non-gamers
0:12
it's a really big ideas I can do my best to break it down for you just like every
0:16
role playing game has a town square where you go to train and to buy and
0:20
sell the new question party members entry is that for gamers I will though
0:25
every game every day medium from your computer all the way to your table that
0:30
despite there being more games now than ever before it's never been harder to
0:35
find to stay connected with the ones who want to play with
0:37
despite a record number of games on the market has never been harder to find the
0:42
ones that we want to play most and despite having played the most games now
0:47
those moments in those treasured experiences that we game for have been
0:53
increasingly disappearing into the void as we move on to the next game in the
0:58
next game team to solve all of these problems by getting to know you deep
1:03
down and what you like and what you want we can help you find new best friends
1:07
new favorite games to play with them and even maintain links with your old the
1:11
process starts with you what is your definition of fun how competitive are
1:16
you do you crave fellowship do you care about stories graphics or self
1:22
expression what platform do you use table top computer console mobile based
1:30
on your personality test results
1:32

personal preferences demographics and syncope wizardry our proprietary

1:37

algorithms connect the dots TPU amazingly personal recommendations for

1:41

games

1:42

friends news and events this means more hidden generous and servicing relevant

1:47

reviews from gamers similar to you I'm really excited about it I think that

1:51

it's a great opportunity for people to create stars are really embodied there

1:56

their personality and their spirit in a way that they haven't really been able

2:00

to share with the room for artists gaming for me has always been about the

2:04

look of the game which draws me to it the character design the animation find

2:09

inspiration all of that game 3 is the best solution to deliver on this idea

2:13

because we're an independent public benefit corporation what this means is

2:18

that we can rise above the game platform news and production companies to deliver

2:23

the whole picture in the best possible way without conflicts of interest

2:27

it won't be easy though and we need your help to realize game trees industry be

2:31

defining potential where to gamers from around the world booking profound

2:34

investors in addition to financial returns to get to be among the first to

2:38

get to use game tree and have a say in design decisions for the meeting you